06008793

STATES
HANGE COMMISSION
, D.C. 20549

RECEIVED
MAY 2 6 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- # 30478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Timothy J. Lilligren C.P.A.~~ Investment Researched Plans Inc.

OFFICIAL USE ONLY
14212
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Rochedale Way

(No. and Street)

Los Angeles, Ca 90049

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David H. Steffen (310) 472-8383

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy J. Lilligren, C.P.A.

(Name – *if individual, state last, first, middle name*)

1001 6th Street, Manhattan Beach, Ca 90266

(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David H. Steffen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy J. Lilligren, C.P.A., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

Frank David Allen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California }
County of Los Angeles } ss
Subscribed and sworn to me on this 25th day of May, 2006
by David H. Steffen

FRANK DAVID ALLEN
Commission # 1450505
Notary Public - California
Los Angeles County
My Comm. Expires Nov 11, 2007

Investment Researched Plans, Inc.
Financial Statements
and
Auditors' Report
For the Year Ended
March 31, 2006

Timothy J. Lilligren
Certified Public Accountant
1001 6th Street, Suite 150
Manhattan Beach, CA 90266

To the Board of Directors of
Investment Researched Plans, Inc.

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Investment Researched Plans, Inc. as of March 31, 2006, and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Researched Plans, Inc. as of March 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commision. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Timothy J. Lilligren, CPA
May 24, 2006

Investment Researched Plans, Inc.
Statement of Financial Condition
March 31, 2006

ASSETS

Current Assets		
Cash and cash equivalents	$	292,083
Securities owned, at market (cost $6,523)		13,893
Total Current Assets		305,976
Other Assets		
Officer Loans		75,000
Total Other Assets		75,000
TOTAL ASSETS	$	380,976

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued income taxes		23,599
Deferred tax liability		1,819
Total Current Liabilities		25,418
STOCKHOLDER'S EQUITY		
Common stock - par value $100; 500 shares authorized, 100 shares issued and outstanding		10,000
Additional paid-in capital		3,500
Retained Earnings		342,058
TOTAL STOCKHOLDER'S EQUITY		355,558
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	380,976

See accompanying notes to financial statements.

Investment Researched Plans, Inc.
Statement of Income
For the year ended March 31, 2006

Revenue		
Service fees and commissions earned	$	16,122
Net dealer inventory and investment gains		1,732
Interest and dividends		11,182
Total Revenue		29,036
Operating Expenses		
Consulting fees		4,500
Accounting		2,300
Medical reimbursement plans		2,968
Regulatory fees		1,575
		11,343
Income before Provision for Income Taxes		17,693
Provision for Income Taxes		
Current		24,804
Deferred		(17,089)
		7,715
Net Income	$	9,978

See accompanying notes to financial statements.

Investment Researched Plans, Inc.
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2006

Common Stock		
Beginning of year	$	10,000
End of year	$	10,000
Additional Paid in Capital		
Beginning of year	$	3,500
End of year	$	3,500
Retained Earnings		
Beginning of year	$	332,080
Net income		9,978
End of year	$	342,058
Total Stockholder's Equity	$	355,558

See accompanying notes to financial statements.

Investment Researched Plans, Inc.
Statement of Cash Flows
For the year ended March 31, 2006

Cash flows from operating activities		
Net Income	$	9,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gains on securities		(1,765)
Changes in operating assets and liabilities:		
Increase (decrease) in income taxes payable		20,443
Deferred income taxes		(17,089)
Increase (decrease) in accrued liabilities		(1,675)
Total adjustments		(86)
Net cash provided (used) by operating activities		9,892
Cash flow from investing activities		
Sale of investment securities		226,784
Net cash provided (used) by investing activities		226,784
Cash flow from financing activities:		
Loans made to Officers		(75,000)
Net cash provided (used) by financing activities		(75,000)
Net increase (decrease) in cash and equivalents		161,676
Cash and equivalents, begining of year		130,407
Cash and equivalents, end of year	$	292,083
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	$	4,361

See accompanying notes to financial statements.

Note 1 - Nature of Business and Significant Accounting Policies

A. The Company is a broker-dealer,which earns fees and commissions from sales of investment company's shares.

B. The Company's investments in securities are treated as "trading securities" under FAS 115. Investments are carried at fair market values and unrealized gains and losses are recognized in income. Deferred taxes are provided for unrealized appreciation.

C. For the statement of cash flows the Company considers demand deposit and savings accounts as cash.

D. Income taxes are provided based on Statement of Financial Accounting Standards (SFAS) No. 109.

Temporary differences in the basis of assets and liabilities for financial statement and income tax reporting arise primarily due to the following:

a. Unrealized appreciation of securities, included for financial reporting purposes, but not for income tax purposes.

E Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Income Taxes

The provision for income taxes is based on income as reported in the financial statements. As a result of temporary differences, as explained in Note 1, the provision for financial reporting differs from the taxes currently payable.

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 16,913	$ 7,891	$ 24,804
Deferred	(10,762)	(6,327)	(17,089)
Total	$ 6,151	$ 1,564	$ 7,715

Deferred tax liability consists of the following timing differences that are recognized on the tax return in years different than on the financial statements:

Unrealized gains on securities	$ 1,819

Note 3 - Concentrations of Risk

The Company owns marketable securities subject to price fluctuations as determined by the market's supply and demand. At times these price fluctutations could be material.

Note 5 - Related Party Transaction

Medical reimbursements represent medical costs by the sole shareholder of the Company.

The Company loaned it's sole shareholder $75,000 during the year at an interest rate of 5%.

Timothy J. Lilligren.
Certified Public Accountant
1001 6th Street, Suite 150
Manhattan Beach, CA 90266

To the Board of Directors,

Investment Researched Plans, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Investment Researched Plans, Inc. (the Company), for the year ended March 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other than these specified parties.

Timothy Lilligren, CPA
May 24, 2006

Investment Researched Plans, Inc.
Schedules Required Pursuant To Rule 17a-5(d)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
as of March 31, 2006

Stockholder's equity at March 31, 2006 per Statement of Financial Condition	$ 355,558
Less:	
Haircuts on investment securities	(7,777)
	$ 347,781

Schedule II
Computation of Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3
as of March 31, 2006

This Schedule is not applicable.

Investment Researched Plans, Inc.
Schedules Required Pursuant To Rule 17a-5(d)

Schedule III
Information for Possession or Control Requirements
Under Rule 15c3-3
as of March 31, 2006

The Comapny does not hold or control any customer securities or funds and claims exemption pusuant to Section 15c3-3(k)2i.

Schedule IV
Reconciliation Pursuant to Rule 17a-5(d)(4)
as of March 31, 2006

Net capital as reported in the most recent unaudited filing of Form X-17A-5 ($ 367,083) does not equal net capital per Schedule I ($ 37,781).

Net Capital per Form X-17A-5	$ 367,083
Adjustments:	
Cash balance	(75,000)
Securities valuation	13,893
Loan to Stockholder	75,000
Accrued income taxes	(23,599)
Deferred taxes	(1,819)
Haircuts on securities	(7,777)
Net Capital Per Schedule I	$ 347,781